Filed Pursuant to Rule 424(b)(5)
Registration No. 333-167820
Prospectus Supplement
(To Prospectus Supplement Dated November 4, 2010 and Prospectus Dated June 28, 2010)
Rights Offering for Ordinary Shares
Banco Bilbao Vizcaya Argentaria, S.A.

We distributed to holders of our existing ordinary shares rights to subscribe for an aggregate of 749,593,824 of our ordinary shares, par value €0.49 per share (the “New Shares”). Each ordinary share held of record as of 11:59 p.m. (Madrid, Spain time) on November 4, 2010 entitled its holder to one right to subscribe for New Shares. Five rights were required to subscribe for one New Share at a subscription price of €6.75 per share (the “Subscription Price”). A holder of rights that exercised all of its rights was also able to subscribe at the Subscription Price for additional New Shares that were not subscribed for pursuant to the exercise of rights (the “Additional Shares”). We accepted subscription for whole ordinary shares only. The subscription period for the rights commenced on November 5, 2010 and expired at the close of business in Madrid, Spain on November 19, 2010 (the “Preemptive Subscription Period”).
Holders of American Depositary Shares, or ADSs, each representing one ordinary share, did not receive rights to subscribe for new ADSs. The rights with respect to ordinary shares represented by ADSs were issued to The Bank of New York Mellon, as depositary (the “Depositary”). At the instruction of holders, a total of 9,832,813 ADSs were cancelled during the period from November 5, 2010 until November 9, 2010 and the shares and the rights underlying such ADSs were delivered upon the instruction of the cancelling holders. The Depositary has sold the remainder of the rights it received on behalf of ADS holders and will distribute the proceeds, after accounting for the Depositary’s fees and expenses, pro rata to the remaining holders of ADSs as of a record date determined by the Depositary.
Pursuant to an underwriting and distribution agreement that we entered into with the joint bookrunners listed in “Underwriting” in the prospectus supplement dated November 4, 2010 (the “Joint Bookrunners”), the Joint Bookrunners severally agreed to procure, during a period of two business days starting on November 26, 2010 (the “Discretionary Shares Allocation Period”), certain institutional investors to subscribe for any New Shares that were not subscribed for after expiration of the rights (the “Discretionary Shares”). The Joint Bookrunners also severally agreed to subscribe for in their own name and on their own behalf, at the Subscription Price, any Discretionary Shares that were not subscribed for at the end of the Discretionary Shares Allocation Period or, in the event that Morgan Stanley & Co. International plc and Goldman Sachs International following consultation with BBVA shall have determined not to commence the Discretionary Shares Allocation Period, all of the Discretionary Shares.
As set forth in the prospectus supplement dated November 4, 2010, Corporación General Financiera, S.A., one of our wholly-owned subsidiaries, and Continental Bolsa SAB, a wholly-owned subsidiary of Banco Continental (in which we have a 46.11% interest), waived the exercise and sale of rights in respect of certain ordinary shares respectively held by them. The Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) has determined that ordinary shares corresponding to such rights may not be included as part of the offering. Accordingly, the number of shares included in the offering and to be issued pursuant to the capital increase has been reduced from 749,593,824 to 742,939,164 ordinary shares.
The results of the offering are set forth below:
•	741,889,587 New Shares were subscribed for by the holders of rights during the Preemptive Subscription Period;

•	2,372,843,668 Additional Shares were requested by the holders of rights during the Preemptive Subscription Period, of which 1,049,577 Additional Shares were allocated pro-rata and subscribed for on November 25, 2010; and

•	Because all the New Shares were fully subscribed for during the Preemptive Subscription Period, the Discretionary Shares Allocation Period was not commenced.
Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page S-14 of the prospectus supplement dated November 4, 2010, as well as in the documents incorporated by reference in the prospectus supplement dated November 4, 2010 and the prospectus dated June 28, 2010.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement, the prospectus supplement dated November 4, 2010 or the prospectus dated June 28, 2010. Any representation to the contrary is a criminal offense.
This prospectus supplement, the prospectus supplement dated November 4, 2010 and the prospectus dated June 28, 2010 may be used in connection with the offering.
Joint Global Coordinators
and Joint Bookrunners

Morgan Stanley	Goldman Sachs International
Joint Global Coordinator
BBVA
Joint Bookrunners

Citi	Credit Suisse	J.P. Morgan	Nomura	Société Générale	UBS Investment Bank

The date of this prospectus supplement is November 29, 2010.

Proceeds
The gross proceeds of the offering are expected to be approximately €5,014.84 million, and the net proceeds of the offering, after deduction of commissions, fees and estimated expenses of approximately €152.43 million, are expected to be approximately €4,862.41 million.
Dilution
Dilution to investors in the offering is €0.4853 per ordinary share, based on our net tangible book value as of September 30, 2010 after giving effect to the offering.
Capitalization
Following completion of the capital increase, our share capital will amount to €2,200,545,059.65 consisting of 4,490,908,285 ordinary shares, par value €0.49 per share, our reserves on an adjusted basis as of September 30, 2010 would have been €31,604 million, our total stockholders’ equity on an adjusted basis as of September 30, 2010 would have been €36,391 million and our total capitalization and indebtedness on an adjusted basis as of September 30, 2010 would have been €150,764 million.
Ordinary Share Price
In November 2010 (through November 26), the highest closing price per ordinary share as reported on the Automated Quotation System was €9.12 and the lowest closing price per ordinary share was €7.56.
Listing
The new ordinary shares have been approved for listing on each of the Spanish Stock Exchanges and quotation on the Automated Quotation System. The first trading day is expected to be November 30, 2010.
Joint Bookrunners’ Activities
During the Preemptive Subscription Period, no securities were purchased by the Joint Bookrunners in stabilizing transactions. Other than in transactions on behalf of their clients, during the Preemptive Subscription Period:
•	the Joint Bookrunners purchased 400,594,888 rights to subscribe for New Shares and sold 284,435,535 rights to subscribe for New Shares in the open market;

•	the Joint Bookrunners exercised 158,951,050 rights to subscribe for New Shares, yielding 31,790,210 New Shares;

•	the Joint Bookrunners purchased 189,078,145 ordinary shares in the open market at prices ranging from €7.85 to €9.00; and

•	the Joint Bookrunners sold 175,060,591 ordinary shares in the open market at prices ranging from €6.75 to €9.00.